Ex. 99-B.4.3

ING Life Insurance and Annuity Company

Form of Code Section 403b "TSA" Endorsement

This Endorsement is used to enable this Contract to meet the qualification requirements for a Tax Sheltered Annuityunder Code Section 403(b) and, if applicable, the Employee Retirement Income Security Act (ERISA). The following provisions amend the terms of the Contract, and the terms of the Endorsement shall prevail in case of a conflict with the terms of the Contract.
1.	Section 2.07, Designation of Beneficiary, is deleted in its entirety and restated as follows:

The Contract Holder shall name the Beneficiary and when designating the Beneficiary may elect to specify in writing the form of payment to the Beneficiary. We will honor the specified form of payment to the extent permitted under Code Section 72(s). The Beneficiary may be changed at any time. Until receipt of a written request to change the Beneficiary, we may rely upon the last named Beneficiary. If the Contract is subject to ERISA and the Contract Holder is married, the spouse must be named as Beneficiary of 50% of the Current Value. However, if the Contract Holder has attained age 35, an alternate Beneficiary may be named for this portion of the Current Value provided the Contract Holder furnishes to ING a waiver and spousal consent satisfying the requirements of ERISA Section 205. Any Beneficiary may be named for the balance of the Current Value without the consent of the spouse.
2.	Section 2.13, Entire Contract, is added as follows:

The entire Contract consists of this document, the application, any attachments and any endorsements incorporated.
3.	Section 2.14, Claims of Creditors, is added as follows:

The Contract is not subject to the claim of any creditor of the Contract Holder or a Beneficiary, except to the extent permitted by law.
4.	Section 2.15, Nontransferable, is added as follows:

The Contract is nontransferable in accordance with Code Section 401(g). The Contract or any Current Value may not be sold, assigned, transferred or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose, except pursuant to a qualified domestic relations order (QDRO) as allowed under the Retirement Equity Act of 1984.
5.	Section 3.15, Contributions, is added as follows:

We allocate contributions in whole percentages among the investment options available as directed by the Contract Holder. Changes in future contribution allocation may be made at any time without charge. The Contract Holder may also establish the Contract with one lump-sum contribution.

We reserve the right to establish minimum contribution amounts and to refuse to accept any contribution.

Contributions to the Contract for any tax limitation year are limited to the amount set forth in Code Section 415, generally, 100% of compensation up to $40,000 (as may be adjusted by law or by the Secretary of the Treasury). In addition, except to the extent of any alternative limitation permitted under Code Section 402(g)(7), salary reduction contributions may not exceed the applicable dollar amount permitted under Code Section 402(g)(1) as follows:
For taxable years beginning in:	The applicable dollar amount is:
2005 2006 2007 and thereafter.	$ 14,000 $ 15,000 $ 15,000 as adjusted by the Secretary of the Treasury for cost of living

Notwithstanding the Code Section 415 and 402 contribution limits provided for above, a Contract Holder aged 50 or older may make additional contributions to the Contract each taxable year of an amount not to exceed the lesser of:
(a)	$1,000 as adjusted under Code Section 414(v)(2)(B) and (C); or
(b)	The excess of the Contract Holder's compensation for such year over the amounts the Contract Holder contributed for such year under the Code Section 415 and 402 Contribution limits provided for above.
6.	Section 3.16, Transfers and Rollovers, is added as follows:

This Contract shall accept contributions that are considered rollover eligible amounts in accordance with Code Section 402(c)(4) from an eligible retirement plan described in Code Section 402(c)(8)(B).
7.	Section 3.06, Current Value, is deleted in its entirety and restated as follows:

The Current Value of this Contract is equal to the value of all Separate Account Record Units minus any amounts withdrawn or used to purchase Annuity Payments, or any applicable Premium Tax, minus any applicable fees or charges deducted.
8.	Section 3.10, Sum Payable at Death (Before Annuity Payments Start) is deleted in its entirety and restated as follows:

The Company will pay the death benefit to the Beneficiary when:
(a)	The Contract Holder dies before Annuity Payments start; and
(b)	The death certificate or due proof of death is received in Good Order at our Home Office.

The sum payable will be the higher of:
    Current Value on the date when the notice is received in Good Order at our Home Office.
    Value of all premiums received prior to death adjusted pro-rata for withdrawals, annuitizations, and loans where applicable.

The Beneficiary may choose to apply any sum under an Annuity Option (see 4.06), unless restricted by the Contract Holder, subject to any other terms and conditions of this Contract, or to receive a lump sum payment.

Prior to any election, or until amounts must otherwise be distributed, the Beneficiary assumes all nonforfeitable rights under this Contract.

If the Beneficiary is the Contract Holder's surviving spouse, the first Annuity payment or the lump sum payment may be deferred to a date not later than December 31 of the year in which the Contract Holder would have attained age 70 1/2 or such later date as may be allowed under federal law or regulations. The spouse may choose to treat this Contract as his or her own.

If the Beneficiary is not the Contract Holder's surviving spouse, all of the Current Value must either be applied to an Annuity Option by December 31st of the year following the year of the Contract Holder's death or be paid to the Beneficiary by December 31st of the year containing the fifth anniversary of the Contract Holder's date of death.

In no event may payments to any Beneficiary under an Annuity Option extend beyond the life of the Beneficiary or any period certain greater than the Beneficiary's life expectancy. If no Beneficiary exists, the payment will be made to the estate of the Contract Holder.
9.	Section 3.11, Surrender Value, is deleted in its entirety and restated as follows:

The Company may reduce the amount payable upon surrender, also known as withdrawal, of any portion of the Current Value by a Surrender Fee. The Surrender Fee will be in accordance with the Surrender Fee provision shown on the Contract Schedule. Investment advisory fees and other expenses charged by a Fund are disclosed in the applicable Fund prospectus.

For Code Section 403(b) plans, the Contract Holder may transfer the amount withdrawn to another investment provider under the plan or roll over such amount that qualifies as an eligible rollover distribution in accordance with Code Sections 403(b)(8), 401(a)(31) and 402(c) and applicable regulations.
10.	Section 3.15, Withdrawal Restrictions Under the Code, is added as follows:

The Code may impose restrictions on the amount and timing of withdrawals. Withdrawals that do not comply with the Code may be subject to tax penalties.

Limitations apply to partial and full withdrawals of the "restricted amount" from the Contract as required for Code Section 403(b)(11). The restricted amount is the sum of:
(1)	Contributions attributable to a Contract Holder's salary reduction Contributions made on and after January 1, 1989; plus
(2)	The net increase, if any, in the Contract value after December 31, 1988 attributable to investment gains and losses and credited interest.

The restricted amount may be partially or fully withdrawn only if one or more of the following conditions are met. The Contract Holder has:
(a)	Separated from service when documented in a form acceptable to us;
(b)	Attained age 59 1/2;
(c)	Died;
(d)	Become disabled, as defined by the Code;
(e)

Experienced financial hardship as defined by the Code. The amount available for financial hardship is limited to the lesser of the amount necessary to satisfy the need or Contributions attributable to salary reduction Contributions made on or after January 1, 1989; or

(f)	Met other circumstances as otherwise allowed by federal law, regulations or rulings.

No withdrawal restrictions apply to salary reduction Contributions and earnings credited to such Contributions on or before December 31, 1988.

In addition, any portion of the Contract representing amounts transferred under Internal Revenue Service Revenue Ruling 90-24 from a Code Section 403(b)(7) custodial account will be subject to the restrictions set forth in Code Section 403(b)(7)(A)(ii).
11.	Section 3.16, Required Distributions, is added as follows:

Notwithstanding any provision of the Contract, the distribution of the Contract Holder's Current Value shall be made in accordance with the minimum distribution requirements of Code Section 403(b). The Contract Holder or Beneficiary, as applicable, must tell us when to begin distributions. We have no responsibility for adverse tax consequences as the result of the Contract Holder or Contract beneficiary, as applicable, not complying with minimum distribution requirements.

Generally, for contributions made and earnings credited after December 31, 1986, distribution must begin by April 1 of the calendar year following the later of the calendar year in which a Contract Holder (1) attains age 70 1/2 or (2) retires. For Contract values as of December 31, 1986, distribution must begin by the last day of the year in which a Contract Holder attains age 75 or retires, whichever is later.

To meet distribution requirements, the Contract Holder or Beneficiary, as applicable, may request partial withdrawals, a systematic distribution option (see 3.14) or an Annuity Payment option.

The entire Contract value must be distributed, or begin to be distributed, over the life or life expectancy of a Contract Holder, or joint lives or joint life expectancies of a Contract Holder and a beneficiary.

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12.	Section 4.02, Annuity Payments to Annuitant, Subsections (c) and (d) are added as follows:
(c)	Any certain period greater than the Annuitant's life expectancy as determined according to regulations under Code Section 401(a)(9); or
(d)	Any certain period greater than the life expectancy of the Annuitant and the Beneficiary as determined according to regulations under Code Section 401(a)(9).
13.	Section V, Loans, is added to the Contract as follows:
5.01	Loan Availability

Before an Annuity Option is selected, loans are granted:
(a)	As permitted under applicable law;
(b)	Subject to the terms and conditions of the loan agreement; and
(c)	In accordance with the remaining provisions of this section of the Contract.
5.02	Amount Available for Loan

A loan may be available from the Current Value. Amounts available from some Investment Options may be subject to limitations specified in the loan agreement. To obtain the requested loan amount, these limitations may require a transfer of funds from certain Investment Options.

The minimum loan amount is defined in the loan agreement.

The maximum loan amount is the lesser of:
(a)	Fifty percent (50%) of the Current Value, including the amount, if any, in the Loan Account, reduced by the amount of any outstanding loan balance on the Loan Effective Date; or
(b)	Fifty thousand dollars ($50,000) reduced by the highest outstanding loan balance for the preceding 12 months.

The total amount of all outstanding loans cannot exceed $50,000.
5.03	Loan Interest Rate

The Loan Interest Rate will not be greater than 8% on an annual basis.
5.04	Loan Repayment

A loan may be repaid as described in the loan agreement, or paid in full at any time.
5.05	Partial Withdrawal(s) While a Loan is Outstanding

The amount available for partial withdrawal while a loan is outstanding is equal to the Current Value, including the Loan Account, minus 125% of the outstanding loan balance.
5.06	Full Withdrawal While a Loan is Outstanding

When a full withdrawal is requested while a loan is outstanding, one of the following occurs:
(a)

If the Current Value available for distribution is sufficient to repay (1) the outstanding loan balance plus (2) any applicable withdrawal charge due on the outstanding loan balance, that amount (the total of (1) and (2), minus the Loan Account balance, is deducted from the Current Value and the loan is canceled. The outstanding loan balance, if not previously reported, will be reported to the Internal Revenue Service as a distribution.

(b)

If the Current Value available for distribution is not sufficient to repay (1) the outstanding loan balance plus (2) any applicable withdrawal charge due on the outstanding loan balance, the withdrawal amount cannot exceed the Current Value, including the Loan Account, minus 125% of the outstanding loan balance and a full withdrawal cannot be made until the loan is repaid in full.

5.07	Electing an Annuity Option While a Loan is Outstanding

Before all or any portion of the Current Value is used to purchase Annuity Payments, the Contract Holder may repay any outstanding loan balance, or the Current Value is adjusted to cancel the loan as described in "Full Withdrawal While a Loan is Outstanding" within this section.
5.08	Death of the Contract Holder While a Loan is Outstanding

If a death benefit claim is submitted for a Contract with an outstanding loan, the Current Value, including the amount of the Loan Account, is reduced by the amount of the outstanding loan balance before the death benefit amount is determined.
5.09	Loan Default

If the Company does not receive a loan payment when due, the entire outstanding loan balance will be in default, will be reported to the Internal Revenue Service on IRS Form 1099-R for the year that the default occurred and will be treated as follows:
(a)

If the amount of the Current Value available for distribution is sufficient to repay (1) the outstanding loan balance plus (2) any withdrawal charge due on the outstanding loan balance, that amount is deducted from the Current Value; or

(b)

If the amount of the Current Value available for distribution is not sufficient to repay (1) the outstanding loan balance plus (2) any withdrawal charge due on the outstanding loan balance, the Loan Account will continue to earn interest, and interest will continue to be charged on the defaulted amount until it is repaid in its entirety or until there is a sufficient amount in the Current Value to repay the total amount due in (1) and (2) above. This will generally be when the Contract Holder reaches age 59 1/2 or separates from service.

The Company reserves the right not to grant a loan request if the Contract Holder has an outstanding loan in default.

Endorsed and made a part of the Contract as of the Effective Date.

President ING Life Insurance and Annuity Company

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